                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 1999


                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                    FORM 20 F    X                     FORM 40 F
                               -----                             ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                    YES                                NO   X
                        ----                              ----

ITEM 2.           ACQUISITION OR DISPOSITION OF ASSETS.

         On November 30, 1999, pursuant to an Agreement and Plan of Merger, dated as of September 3, 1999 (the "Merger Agreement"), among Amdocs Limited, a corporation organized under the laws of Guernsey, Channel Islands ("Amdocs"), Ivan Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amdocs ("Acquisition"), and International Telecommunication Data Systems, Inc., a Delaware corporation ("ITDS"), Amdocs acquired ITDS by means of a merger (the "Merger") of Acquisition with and into ITDS, with ITDS as the surviving corporation of the Merger.

         Pursuant to the Merger Agreement, each outstanding share of Common Stock of ITDS was converted into the right to receive 0.3717 Ordinary Shares of Amdocs. Based on the capitalization of ITDS as of the closing date, ITDS stockholders have the right to receive approximately 6,450,700 Ordinary Shares of Amdocs. In addition, the 2,979,758 outstanding options to purchase ITDS Common Stock were converted into options to purchase approximately 1,107,621 Ordinary Shares of Amdocs.

ITEM 7.           FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION
                  AND EXHIBITS

(a)      Financial Statements of Businesses Acquired.

         The financial statements of ITDS for the fiscal year ended December 31, 1998 included in pages F-31 to F-47 of Amendment No. 2 to Form F-3 of Amdocs (File No. 333-86609), filed with the Securities and Exchange Commission on October 4, 1999, are hereby incorporated by reference herein.

         The financial statements of ITDS for the period ended September 30, 1999 are set forth below.

(b)      Pro Forma Financial Information.

         The unaudited pro forma condensed combined financial information as of September 30, 1999 and for the twelve months ended September 30, 1999 are not included in this initial report. Such financial information will be filed by amendment not later than February 14, 2000.

(c)      Exhibits.


EXHIBIT NO.                        DESCRIPTION
-----------                        -----------

2.1 Agreement and Plan of Merger, dated as of September 3, 1999, among Amdocs, Acquisition and ITDS (Incorporated by reference from the Registration Statement on Form F-4 (File No. 333-89673) of Amdocs filed with the Securities and Exchange Commission on October 26, 1999).

23.1                               Consent of Ernst & Young LLP.

99.1                               Amdocs Limited Press Release dated November
                                   30, 1999.

                       Financial Statements OF ITDS

       International Telecommunication Data Systems, Inc. and Subsidiaries

                           Consolidated Balance Sheets
               (In thousands, except share and per share amounts)

                                                                                      September 30,    December 31,
                                                                                          1999              1998
                                                                                      -------------    ------------
                                                                                       (UNAUDITED)       (SEE NOTE)
ASSETS
Current assets:
   Cash and cash equivalents                                                             $44,155           $40,735
   Accounts receivable, net of allowances for doubtful accounts of $2,259 and
     $2,362, respectively                                                                 41,655            34,713
   Prepaid expenses and other current assets                                               3,994             1,843
   Deferred income taxes                                                                   1,082               840
                                                                                        --------          --------
Total current assets                                                                      90,886            78,131

Property and equipment
   Computers, including leased property under capital leases of $1,150 in 1999
     and 1998                                                                             11,565             9,506
   Furniture and fixtures                                                                  2,578             2,005
   Equipment, including leased property under capital leases of $54 in 1999 and
     1998                                                                                    608               706
   Leasehold improvements                                                                  1,767               970
                                                                                        --------          --------
                                                                                          16,518            13,187
   Less: accumulated depreciation and amortization                                         8,016             5,450
                                                                                        --------          --------
                                                                                           8,502             7,737
Other assets:
   Goodwill - net of accumulated amortization of $5,603 and $3,010, respectively          45,664            42,249
   Product development costs-at cost, net of accumulated amortization of $10,385
     and $5,810 respectively                                                              23,316            22,511
   Deferred income taxes                                                                   2,945             4,138
   Other                                                                                   2,083               390
                                                                                        --------          --------
                                                                                          74,008            69,288
                                                                                        --------          --------
Total assets                                                                            $173,396          $155,156
                                                                                        ========          ========

SEE NOTES TO FINANCIAL STATEMENTS.

       International Telecommunication Data Systems, Inc. and Subsidiaries

                           Consolidated Balance Sheets
               (In thousands, except share and per share amounts)

                                                                                   September 30,      December 31,
                                                                                       1999               1998
                                                                                   -------------      ------------
                                                                                    (UNAUDITED)        (SEE NOTE)

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                    $12,726           $10,921
   Accrued expenses and income taxes payable                                             4,239             2,919
   Accrued compensation                                                                  3,036             3,026
   Customer advances and deferred revenue                                                6,671             3,862
   Current maturities of capital lease obligations                                          12                74
   Other                                                                                     -               504
                                                                                      --------          --------
Total current liabilities                                                               26,684            21,306

Capital lease obligations                                                                   17                25


STOCKHOLDERS' EQUITY
   Common Stock, $.01 par value; 40,000,000 shares authorized, 17,498,063 and 17,313,231 shares issued at September 30, 1999 and December 31, 1998,
     respectively                                                                          175               173
   Treasury stock, 177,000 shares at September 30, 1999, at cost                        (1,931)                -
   Additional paid-in capital                                                          143,718           141,662
   Retained earnings (deficit)                                                           4,754            (7,952)
   Unearned compensation                                                                   (21)              (58)
                                                                                      --------          --------
Total stockholders' equity                                                             146,695           133,825
                                                                                      --------          --------
Total liabilities and stockholders' equity                                            $173,396          $155,156
                                                                                      ========          ========

Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

       International Telecommunication Data Systems, Inc. and Subsidiaries

                      Consolidated Statements of Operations
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                                      Three months ended        Nine months ended
                                                                        September 30,             September 30,
                                                                    --------------------       ------------------
                                                                    1999            1998       1999         1998

Revenue                                                             $ 37,266     $ 28,832   $ 105,889     $ 82,198
Costs and expenses:
   Operating expenses                                                 14,538       10,789      40,638       31,571
   General, administrative and selling expenses                        5,815        5,177      17,238       15,138
   Depreciation and amortization                                       3,544        2,795       9,987        7,903
   Systems development and programming costs                           6,211        4,068      17,099       11,386
   Merger related costs                                                1,163            -       1,163            -
   Personnel and indirect acquisition costs                                -            -           -        4,713
   In-process research and development                                     -            -           -       20,800
                                                                    --------     --------   ---------     --------
                                                                      31,271       22,829      86,125       91,511
                                                                    --------     --------   ---------     --------
Operating income (loss)                                                5,995        6,003      19,764       (9,313)
Foreign currency loss                                                    (41)           -        (341)           -
Other income                                                             639          524       1,552          952
Interest expense                                                         (32)         (47)        (85)      (2,696)
                                                                    --------     --------   ---------     --------
Income (loss) before income tax expense (benefit) and                  6,561        6,480      20,890      (11,057)
   extraordinary item
Income tax expense (benefit)                                           2,569        2,603       8,184       (3,861)
                                                                    --------     --------   ---------     --------
Income (loss) before extraordinary item                                3,992        3,877      12,706       (7,196)

Extraordinary loss (net of $562 tax benefit)                               -            -           -         (826)
                                                                    --------     --------   ---------     --------
Net Income (loss)                                                   $  3,992     $  3,877   $  12,706    $  (8,022)
                                                                    ========     ========   =========    =========

Income (loss) per common share - basic:
Income (loss) before extraordinary item                             $   0.23     $   0.22   $    0.73    $   (0.48)
Extraordinary loss                                                        -            -           -         (0.05)
                                                                    --------     --------   ---------     --------
Net Income (loss)                                                   $   0.23     $   0.22   $    0.73    $   (0.53)
                                                                    ========     ========   =========    =========

Shares used in computing basic income (loss) per common share         17,326       17,253      17,318       15,038

Income (loss) per common share - diluted:
Income (loss) before extraordinary item                             $   0.23     $   0.21   $    0.72    $   (0.48)
Extraordinary loss                                                        -            -           -         (0.05)
                                                                    --------     --------   ---------     --------
Net Income (loss)                                                   $   0.23     $   0.21   $    0.72    $   (0.53)
                                                                    ========     ========   =========    =========
Shares used in computing diluted income (loss) per common share       17,444       18,205      17,599       15,038

SEE NOTES TO FINANCIAL STATEMENTS.

       International Telecommunication Data Systems, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                                 (In thousands)
                                   (Unaudited)

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                                                        1999              1998
                                                                                      ----------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                     $  12,706         $  (8,022)
Adjustments to reconcile net income (loss) before extraordinary loss to net cash provided by operating activities:
    Write off of in-process research and development                                          -            20,800
    Depreciation and amortization                                                         9,987             8,004
    Deferred income taxes                                                                   952            (7,064)
    Amortization of unearned compensation                                                    37               161
    Change in operating assets and liabilities:
      Accounts receivable                                                                (6,941)          (16,326)
      Prepaid expenses                                                                   (2,152)              (96)
      Customer advances and deferred revenue                                              2,809             1,601
      Accounts payable, accrued expenses and accrued compensation                         2,631             5,561
      Other assets and liabilities, net                                                      45             2,353
                                                                                      ---------         ---------

Net cash provided by operating activities                                                20,074             6,972

INVESTING ACTIVITIES
Capital expenditures                                                                     (3,331)           (2,709)
Investment in software/business alliance                                                 (2,000)                -
Purchase of Intelicom                                                                    (6,000)          (73,832)
Product development costs                                                                (5,380)           (5,295)
                                                                                      ---------         ---------

Net cash used for investing activities                                                  (16,711)          (81,836)

FINANCING ACTIVITIES
Principal payment of long-term debt                                                         (70)          (70,177)
Proceeds from long term debt                                                                  -            70,000
Treasury stock                                                                           (1,931)                -
Proceeds from sale of common stock                                                        1,716            84,817
Financing fee related to acquisition                                                          -            (1,483)
Tax benefit associated with stock options                                                   342             1,666
                                                                                      ---------         ---------

Net cash provided by financing activities                                                    57            84,823

Net increase in cash and cash equivalents                                                 3,420             9,959
Cash and cash equivalents at beginning of period                                         40,735            28,967
                                                                                      ---------         ---------

Cash and cash equivalents at end of period                                             $ 44,155         $  38,926
                                                                                       ========         =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest                                               $     85         $   2,695
Cash paid during the period for taxes                                                  $  5,790         $   1,220

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
   FINANCIAL ACTIVITIES:
In 1998, the Company issued 606,673 shares of its common stock, valued at $10 million, to CSC as partial financing of the acquisition of ITDS Intelicom
Services, Inc.

SEE NOTES TO FINANCIAL STATEMENTS.

       International Telecommunication Data Systems, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                   (Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month and nine month periods ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the financial statements and footnotes thereto included in the International Telecommunication Data Systems, Inc. (the "Company" or "ITDS") Annual Report on Form 10K for the year ended December 31, 1998.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

On January 2, 1998, the Company acquired a subsidiary of Computer Sciences Corporation ("CSC"), a provider of billing and customer care software, by acquiring all of the outstanding Capital Stock of CSC Intelicom Inc. (now known as ITDS Intelicom Services, Inc.) ("Intelicom"). This acquisition was accounted for using the purchase method of accounting. The purchase price, after working capital adjustments of approximately $14.2 million, aggregated $83.7 million, before direct costs of approximately $1.2 million and consisted of 606,673 shares of Common Stock of the Company valued at $10 million (before registration costs of $100,000) and $73.8 million in cash. In addition, the Company made a $6 million payment in January 1999, which was contingent upon certain performance factors. The assets acquired and liabilities assumed were recorded at their estimated fair value on the date of acquisition and the purchase price in excess of the fair market value of the assets acquired of approximately $45.3 million is being amortized over 15 years. The additional $6 million payment is being amortized over the remaining life of the original goodwill, 14 years. In connection with the acquisition the Company received current assets of $5.9 million, product development costs of $16.6 million, and other non-current assets of $3 million and assumed accrued liabilities of $7.9 million. In addition, purchased research and development costs of $20.8 million, and personnel and indirect acquisition costs of $4.2 million, (principally hiring and temporary staff of $1.3 million, special bonuses paid to company's employees and management of $2.3 million and systems and other costs of $600,000) associated with the Intelicom acquisition have been expensed in 1998. The operations of Intelicom are included with the Company's financial statements since the date of acquisition.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

For the three and nine months ended September 30,1999 and 1998, the Company had no other comprehensive income.

2. STRATEGIC BUSINESS ALLIANCE

On February 9, 1999, the Company announced it has formed a strategic business alliance with Novazen, Inc. to include Novazen's Internet-based billing and customer care software in ITDS' proprietary suite of products and services. In addition to other distribution rights, the alliance gives ITDS the exclusive right to provide its clients with Novazen's advanced Internet-based billing and customer communication software. This software will function with all of ITDS' proprietary service bureau products and services, which already offer wireless service providers with customer acquisition, billing, customer care and process control.

As part of the transaction, a payment of $2 million was made principally to secure certain software rights. An ownership interest in Novazen was also received. The software rights, including all enhancement and modification to the software, are being amortized over a four year period. The Company's ownership interest in Novazen is being accounted for under the cost method.

3. INCOME TAX

Income tax provisions for interim periods, other than unusual items, are based on estimated effective annual income tax rates. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases, projected state tax rates and financial reporting bases of assets and liabilities.

The differences between the effective tax rate and the federal statutory rate is primarily a result of state income taxes and in 1998 the tax benefit anticipated from the nonrecurring costs associated with the Intelicom acquisition.

4. EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE "SFAS 128", which revises the methodology of calculating earnings per share. The Company adopted SFAS 128 in the fourth quarter of 1997. In accordance with SFAS 128, all common stock equivalents that have a dilutive effect on earnings per share are included in the calculation for dilutive income per share.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.




                                                        Three Months Ended          Nine Months Ended
                                                           September 30               September 30
                                                        ------------------         --------------------
                                                         1999        1998           1999          1998

                                                               In thousands, except per share data
BASIC:
Net income (loss)                                      $  3,992      $  3,877      $ 12,706      $ (8,022)
                                                       ========      ========      ========      ========
Average shares outstanding                               17,326        17,253        17,318        15,038
                                                       ========      ========      ========      ========

Income (loss) before extraordinary item                $   0.23      $   0.21      $   0.73      $  (0.48)
Extraordinary loss                                           --            --            --         (0.05)
                                                       --------      --------      --------      --------
Net Income (loss)                                      $   0.23      $   0.21      $   0.73      $  (0.53)
                                                       ========      ========      ========      ========

DILUTED:
Net income (loss)                                      $  3,992      $  3,877      $ 12,706      $ (8,022)
                                                       ========      ========      ========      ========

Average shares outstanding                               17,326        17,253        17,318        15,038
Net effect of dilutive stock options-based  on              118           952           281           --
the treasury stock method
                                                       --------      --------      --------      --------
Totals                                                   17,444        18,205        17,599        15,038
                                                       ========      ========      ========      ========
Income (loss) before extraordinary item                $   0.23      $   0.21      $   0.72      $  (0.48)
Extraordinary loss                                          --            --            --          (0.05)
                                                       --------      --------      --------      --------
Net Income (loss)                                      $   0.23      $   0.21      $   0.72      $  (0.53)
                                                       ========      ========      ========      ========

       International Telecommunication Data Systems, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                   (Unaudited)


5. OFFICER, DIRECTOR AND EMPLOYEE LOANS

For the period ended September 30, 1999 and December 31, 1998, prepaid expenses and other current assets and other long-term assets included loans and advances to certain officers, directors and employees of the Company, of approximately $560,913 and $374,750, respectively.


6. RECENT DEVELOPMENTS

On September 3, 1999, the Company entered into an agreement with Amdocs, Ltd. pursuant to which Amdocs, Ltd. will acquire all of the outstanding shares of ITDS in a stock-for-stock merger transaction. Amdocs, Ltd. will account for this transaction under the purchase method of accounting. In the merger, each ITDS common share will be exchanged for a number of Amdocs, Ltd. ordinary shares equal to $10.50 divided by the trading value of an Amdocs, Ltd. ordinary share so long as the trading value of an Amdocs, Ltd. ordinary share is between $22.81 and $28.25. The trading value will be determined by taking the average of the closing prices for an Amdocs, Ltd. ordinary share over the ten trading days ending two business days before the closing date. In no event will the exchange ratio be less than 0.3717 or more than 0.4603. Closing of the merger is subject to the approval of ITDS' shareholders, as well as certain other customary closing conditions.

7. LEGAL PROCEEDINGS

Intelicom, a wholly-owned subsidiary of the Company acquired in January 1998 from Computer Sciences Corporation ("CSC") is party to litigation and has been threatened with litigation in connection with the operation of its business prior to its acquisition by the Company. Pursuant to the terms of the acquisition, CSC and certain of its affiliates are obligated to defend and indemnify the Company against obligations arising out of such litigation or threatened litigation.

The Company does not believe that any liabilities relating to any of the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/  Thomas G. O'Brien
Date: December 10, 1999                      -----------------------------
                                             Thomas G. O'Brien
                                             Treasurer and Secretary
                                             Authorized U.S. Representative

                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
-----------                        -----------


2.1 Agreement and Plan of Merger, dated as of September 3, 1999, among Amdocs, Acquisition and ITDS (Incorporated by reference from the Registration Statement on Form F-4 (File No. 333-89673) of Amdocs filed with the Securities and Exchange Commission on October 26, 1999).

23.1                               Consent of Ernst & Young LLP.

99.1                               Amdocs Limited Press Release, dated November
                                   30, 1999.